VIKING ENERGY GROUP, INC.

15915 Katy Freeway, Suite 450

Houston, TX 77094

Tel (281) – 404-4387

February 22, 2022

Mr. John Cannarella

Staff Accountant.

Division of Corporation Finance

Officer of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C 20549

Phone: (202) 551-3337

Re:	Viking Energy Group, Inc. Form 10-K for the Fiscal Year ended December 31, 2020 File No. 000-29219 Filed March 25, 2021

Dear Mr. Cannarella:

On behalf of Viking Energy Group, Inc., a Nevada corporation (the “Company” or “Viking”), we have the following responses to the February 17, 2022 letter from the staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) relating to comments the Staff had on the Company’s Form 10-K for the Fiscal Year ended December 31, 2020 filed with the Commission on March 25, 2021.

Our responses to the Staff’s comments are indicated below, directly following a restatement of each Staff comment in bold type.

SEC COMMENT:

1.

We are requesting additional information in this letter that will be necessary to evaluate and understand the views that you have expressed in prior correspondence, including your November 24, 2021, December 13, 2021, and December 22, 2021 response letters. Therefore, issues that have been raised in the course of our review remain unresolved. We expect to have additional comments after receiving your response.

COMPANY RESPONSE:

Please see the Company responses to SEC comments 2, 3 and 4 below.

SEC COMMENT:

2.	We note that you filed a Form 8-K on January 21, 2022 which describes a certificate of correction that you filed with the State of Nevada on January 20, 2022.

Your disclosures in the Form 8-K state, in part, that:

•

“The Certificate of Correction corrected errors in the Designation to ensure that (i) the holders of the Series C Preferred Stock have no voting rights until the later of July 1, 2022, or the date on which Camber is no longer entitled to own at least 51% of the outstanding shares of Viking’s common stock; and (ii) each share of Series C Preferred Stock is only convertible into one share of common stock, except that upon any business combination of Viking and Camber whereby Camber acquires substantially all of the outstanding assets or common stock of Viking...,” and

Mr. John Cannarella

February 22, 2022

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•

“The corrections in the Certificate of Correction are effective as of the original filing date with the State of Nevada of the Designation (December 24, 2020), subject to certain exceptions set forth in the Nevada Revised Statutes. The corrections corrected the designations to reflect the original intentions of the parties and to conform such designations to the way the Series C Preferred Stock had been accounted for in practice since the Designation.”

Tell us how your characterization of the revisions described in the Form 8-K as corrections is consistent with your responses to prior comments, which appear to describe both intent and rationale for the changes that were made to the Series C preferred stock Certificate of Designation during 2020, and the accounting impact of these changes. In this regard, we note the following from your prior responses:

•

In your November 24, 2021 response to comment 2, you stated “...while Viking remained listed on the OTCQB, the Company deemed it important for Mr. Doris to have a significant number of votes to avoid obstacles or delays vis-à-vis the Company executing on its business strategy,” and that “As a result of the termination of the 2020 Planned Merger, it was necessary to return additional voting rights to the Series C Shares. It was also decided to increase the conversion entitlement associated with the Series C Shares at that time in case for any reason there could not be a full combination of Camber and Viking in the future (e.g., if shareholders decided to vote against a full combination).”

•

In your December 13, 2021 response to comment 3, you explained that based on the work of an outside valuation consultant, whom you had engaged to measure the change in fair value and to determine the appropriate accounting treatment, “...the Company believes we should account for the changes to the voting and conversion provisions as an extinguishment and redemption consistent with the guidance in FASB ASC 260-10-S99-2” and in reliance on the work of an additional independent appraisal firm “The Company proposes to amend the Quarterly Reports on Form 10- Q for the Quarters Ended September 30, 2020 and 2021 to recognize the deemed dividend of approximately $14.5 million for the quarter ended September 30, 2020, and to amend the Annual Report on Form 10-K to recognize the deemed dividend of approximately $20.0 million for the year ended December 31, 2020.”

•

In your December 22, 2021 response to comment 3, you stated “the Company made these incremental modifications to voting rights to maintain a controlling capital stock vote by virtue of the Series C Preferred Stock as it was deemed beneficial to maintaining focus on the financing and business objectives of the Company and minimize expenses associated with effecting corporate actions...[as] such actions, without a controlling vote being held by the Company’s officers and directors, would otherwise require calling formal shareholder meetings, filing proxy statements, mailing proxy statements to the Company’s numerous beneficial common stockholders, etc.” and that “The amended conversion entitlement of 37,500:1...was included as consideration for the anticipated conveyance of control to Camber upon completion of the February 2021 new merger agreement.”

Additionally, describe for us, in reasonable detail, any aspects of your November 24, 2021, December 13, 2021, and December 22, 2021 response letters that you now believe are inaccurate or unreliable, and explain how you wish to augment or clarify your position with respect to any of those prior responses.

Mr. John Cannarella

February 22, 2022

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COMPANY RESPONSE:

Characterization of the Revisions:

In previous correspondence we advised of the following:

(i)

Modifications to the Certificate of Designation filed with the State of Nevada concerning the Company’s Series C Preferred Stock (“COD”) in August of 2020 and thereafter were a direct result of distinct transactions involving and/or proposed between the Company and Camber Energy, Inc. “Camber”);

(ii)	It was the intent of each of Camber and Viking that Camber acquired control of Viking on December 23, 2020;

(iii)	Camber was to maintain control of Viking until at least July 1, 2022; and

(iv)	The value of Viking’s Series C Preferred Stock was based on entitlements to be afforded to the Series C Preferred Stock on a full combination between Viking and Camber.

The Company’s characterization of the modification to the COD in its Form 8-K filed on January 21, 2022 is consistent with the above items. To the extent there are any inconsistencies, the Company respectfully submits that they were inadvertent, and that no stakeholders, except arguably the holder of the Series C Preferred Stock, were adversely affected by any such inconsistencies.

The Company believes that the modifications to the COD in January 2022 do not have an impact on any historical accounting analyses or results.

Whether the change to the COD in January, 2022 is viewed as a Correction or an Amendment, the end result in our view is the same from an accounting perspective, and the Company was not and is not trying to change any historical accounting analysis or result by filing the Certificate of Correction in 2022.

Prior Response Letters:

We do not believe that any aspects in previous response letters are inaccurate or unreliable. In prior correspondence, we indicated that the voting rights and conversion rights associated with the Series C Preferred Stock were important to protect the Company and other stakeholders in the event a full combination with Camber did not occur. With hindsight our emphasis should have been strictly on the voting rights, being the primary protection mechanism that existed prior to any transactions with Camber.

SEC COMMENT:

3.

As the certificate of correction that you filed as an exhibit is dated January 19, 2022, tell us whether there is a more recent certificate of correction, or if your reference to a January 20, 2022 certificate of correction is in error. Also describe for us, in reasonable detail, the nature of each specific error that the certificate of correction is intended to correct, as well as your basis for concluding that the prior revisions were incorrect. As part of your response, describe the review, approval and documentation procedures applied to both the earlier revisions and the subsequent corrections. Additionally, describe any documentation that was prepared contemporaneously with the earlier revisions that you believe supports your current characterization of those revisions as having been incorrect.

Mr. John Cannarella

February 22, 2022

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COMPANY RESPONSE:

Reference to January 20, 2022 Certificate of Correction:

While the Certificate of Correction was submitted for filing with State of Nevada on January 19, 2022, with payment for expedited 24-hour processing, Nevada did not process the Certificate of Correction until January 20, 2022 even though they retroactively file-stamped it with a date of January 19, 2022. Nevada’s filing confirmation received on January 20, 2022, at 5:58 pm EST, stated, “Your Work Order Item Number: W2022012000635-1852057 – Domestic Corporation (78) Certificate of Correction for VIKING ENERGY GROUP, INC. has been successfully processed by the Nevada Secretary of State on 01/20/2022.” For that reason, we stated that the correction was filed on January 20, 2022, and there is no more recent correction.

Nature of Errors the Certificate of Correction Intended to Correct / Basis for Concluding Prior Revisions Were Incorrect:

Any modifications to the COD from December 2020 to January, 2022 were made to clarify:

(i)	It was the intent of each of Camber and Viking that Camber acquired control of Viking on December 23, 2020;

(ii)	Camber was to maintain control of Viking until at least July 1, 2022; and

(iii)	The value of Viking’s Series C Preferred Stock was based on entitlements to be afforded to the Series C Preferred Stock on a full combination between Viking and Camber.

The Certificate of Correction filed in January 2022 (the “January Correction”) was completed to restore the conversion ratio associated with its Series C Preferred Stock to the ratio in effect prior to the change made in August of 2020 which was done solely in connection with a planned merger between the Company and Camber in 2020 that was never consummated.

The merger planned between Camber and Viking in 2020 was terminated on or about December 23, 2020, and the Company filed an amendment to the COD on or about December 24, 2020 with the intent of restoring the rights associated with the Series C Preferred Stock to those immediately prior to the August 2020 modification in the event a combination with Camber did not occur as detailed in Section 6(b) of the COD. Through the course of communication with the Staff in 2021 regarding historical dealings between the Company and Camber it became apparent that the Company did not properly complete all steps necessary to effect the restoration of rights associated with the Series C Preferred Stock, so the Company effected the filing of the January Correction to avoid any uncertainty or confusion.

Review, Approval and Documentation Procedures:

Relative to our review process regarding the amendments to the Certificate of Designation the typical process is such that, (i) management through various discussions internally and/or with advisors determines and proposes the terms, (ii) legal counsel prepares a draft, (iii) approval is obtained from the Board of Directors, and (iv) finally, documents are filed with the State of Nevada.

Contemporaneous Documentation:

In 2021 the Company engaged independent third parties to value the Preferred Stock for certain purposes, the results of which have been shared with the SEC in previous correspondence. The January Correction does not impact or negate such valuations as the conversion ratio of the Preferred Stock as contained in the COD on December 24, 2020 was not the determining factor as of that date. If the valuations were driven by the conversation ratio set out in the December COD Amendment, i.e. 37,500:1, which would have allowed for a billion shares to be issued upon conversion, it would have provided for an unattainable and unintended result.

Mr. John Cannarella

February 22, 2022

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SEC COMMENT:

4.

Your December 13, 2021 response to comment 3 appears to indicate that you have concluded that the financial statements included in certain previously-filed periodic reports require amendment to correct accounting errors. In view of this, explain to us how you have considered your reporting obligations under Item 4.02 of Form 8-K.

COMPANY RESPONSE:

We have not filed a Form 8-K to indicate non-reliance on prior financial statements under item 4.02, as we remain uncertain as to the SEC’s position on our valuations and possible prospective treatment in our December 31, 2021 Form 10-K. Further, we were advised by the SEC’s Staff Accountant not to do anything as the SEC was still reviewing information provided. We note the following historical sequence of communications;

●

On November 5, 2021, the Company received a comment letter from the SEC wherein, specifically in comment 3, the SEC requested the Company submit proposed revisions to address the possible recognition of a deemed dividend resulting from modifications to the Company’s Series C Preferred Stock.

●

On November 24, 2021, the Company responded to the SEC’s November 5, 2021 letter, and advised that the Company was preparing an analysis using outside valuation consultants to determine if a change in the fair value of the Series C Preferred Stock before and after applicable modifications thereto were substantially different. The Company further advised, upon completion, it would provide a supplemental response to the SEC with any proposed revisions.

●

 On December 13, 2021 the Company provided a supplemental response to its November 24, 2021 response, which included the Company’s proposal relative to the recognition of a deemed dividend, and the proposed values associated with that recognition.

●

On December 17, 2021, the Company received a comment letter from the SEC wherein, specifically in comment 4, the SEC questioned whether the valuation methodology had been consistently applied in yielding appropriate estimations of fair value, referring to the values we proposed in our prior response, and requested a description of the methodology and all material assumptions.

●

 On December 22, 2021, the Company responded to the SEC’s December 17, 2021 letter, and provided significant details from the valuations that were performed by two different independent valuation entities under two different sets of circumstances with distinctly different events associated with each of them, with both valuations utilizing quoted market prices in reaching their independent conclusions, which the Company concluded represented a consistency in valuation methodology.

When we initially discussed this subject with the Staff, we proposed that the amounts may be immaterial, and requested the accounting for it to be prospective, rather than restate historical financial statements. The SEC Staff was uncertain whether that would be the case, which led to the incidences of the correspondence listed above.

In discussions with Staff on this matter, including just after filing our December 22, 2021 response, we were uncertain (and remain uncertain) as to what the conclusive position of the SEC was on the matter, and in light of what we had just submitted in great detail, we were advised by the Staff not to file anything at the time as our responses were being reviewed.

Mr. John Cannarella

February 22, 2022

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The Company is currently in the process of preparing its Form 10-K -for the fiscal year ending December 31, 2021. At this point, pending resolution of the Company’s valuations with the SEC Staff, the Company believes the deemed dividends should be accounted for prospectively, commencing with the December 31, 2021 10-K. The filing of restatements at this late date would not provide the investor public with any information that could not be appropriately provided through the timely filing of the December 31, 2021 10-K.

Sincerely,

/s/ Frank Barker, Jr.

Frank Barker, Jr.

Chief Financial Officer

cc. James Doris, Chief Executive Officer